Hewlett Packard Enterprise Company
1701 East Mossy Oaks Road
Spring, Texas 77389

December 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hewlett Packard Enterprise Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for its fiscal year ended October 31, 2022, which was filed with the U.S. Securities and Exchange Commission on December 8, 2022.

Respectfully submitted,

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ Rishi Varma
Name:	Rishi Varma
Title:	Senior Vice President, General Counsel and Corporate Secretary